ORGENESIS INC.

20271 Goldenrod Lane

Germantown, Maryland 20876

May 30, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Doris Stacey Gama

Re:	Orgenesis Inc.
Registration Statement on Form S-3
Filed April 22, 2024, as amended
File No. 333-278857 (the “Registration Statement”)
Acceleration Request

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Orgenesis Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement to Monday, June 3, 2024, at 9:00 a.m., Eastern Time, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please contact Jeffrey P. Schultz of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (212) 692-6732 with any questions regarding this request.

Very truly yours,

ORGENESIS INC.

/s/ Victor Miller
Victor Miller Chief Financial Officer, Treasurer and Secretary

cc:	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jeffrey P. Schultz, Esq.